  Exhibit 99.2
CORDOVACANN ANNOUNCES RESIGNATION FROM BOARD

TORONTO, ONTARIO, October 31, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that Mr. Eric Lowy has resigned from the board of directors of the Company, effective October 28, 2019. The Company extends its gratitude to Mr. Lowy for his contribution to the Company and wishes him the best in his future endeavors.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169